03010377

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.	**0000882253**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 30, 2003, Series 2003-CL1	**333-68542**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING RECEIVED
JUL 01 2003
WASH. D.C. 161 SECTION

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: June 30, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

$173,058,186 (approx)

Structured Asset Mortgage Investments, Inc.
Mortgage Pass-Through Certificates, Series 2003-CL1

Class	Certificate Size (1)	Expected Ratings (S&P/Moody's)	Credit Enhance %age (2)	Pass-Through Rate	Index Type	CertificateDescription
Group I Offered Certificates – Fixed Rate Mortgage Loans						
I-F1	$79,343,315	AAA/Aaa	3.00%	(3)	NA	Group I-1 Senior Floater
I-S1	Notional (4)	AAA/Aaa	3.00%	(4)	NA	Group I-1 Senior Inverse Floater
I-F2	$45,111,998	AAA/Aaa	3.00%	(5)	NA	Group I-2 Senior Floater
I-S2	Notional (6)	AAA/Aaa	3.00%	(6)	NA	Group I-2 Senior Inverse Floater
I-I1	Notional (7)	AAA/Aaa	3.00%	(7)	NA	Group I WAC IO
I-I2	Notional (8)	AAA/Aaa	3.00%	(8)	NA	Group I Class I-B WAC IO
I-PO	$3,302,909	AAA/Aaa	3.00%	0.000%	NA	Group I Senior Principal Only
I-B1	$1,317,095	AA/Aa2	2.00%	5.000%	NA	Group I Subordinate
I-B2	$987,821	A/A2	1.25%	5.000%	NA	Group I Subordinate
I-B3	$658,548	BBB/Baa2	0.75%	5.000%	NA	Group I Subordinate
Group I Privately Offered Certificates						
I-B4	$329,274	BB/Ba2	0.50%	(9)	NA	Group I Subordinate
I-B5	$197,564	B/B2	0.35%	(9)	NA	Group I Subordinate
I-B6	$460,983	NR	--	(9)	NA	Group I Subordinate
Group II Offered Certificates – Adjustable Rate Mortgage Loans						
II-A1	$41,462,000	AAA/Aaa	2.80%	WAC (10)	Mixed ARMs (11)	Group II Senior
II-B1	$362,600	AA/Aa2	1.95%	WAC (10)	Mixed ARMs (11)	Group II Subordinate
II-B2	$298,600	A/A2	1.25%	WAC (10)	Mixed ARMs (11)	Group II Subordinate
II-B3	$213,300	BBB/Baa2	0.75%	WAC (10)	Mixed ARMs (11)	Group II Subordinate
Group II Privately Offered Certificates						
II-B4	$106,600	BB/Ba2	0.50%	WAC (10)	Mixed ARMs (11)	Group II Subordinate
II-B5	$64,000	B/B2	0.35%	WAC (10)	Mixed ARMs (11)	Group II Subordinate
II-B6	$149,338	NR	--	WAC (10)	Mixed ARMs (11)	Group II Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final rating agency analysis;
(3) The Class I-F1 Certificates will bear interest at a pass-through rate equal to approximately 1.514% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to approximately 0.400% per annum plus LIBOR, subject to a minimum rate of approximately 0.400% per annum and a maximum rate equal to approximately 8.000% per annum.
(4) The Class I-S1 Certificates will bear interest on a notional balance equal to the Class I-A-1 current principal balance at a pass-through rate equal to approximately 6.486% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to approximately 7.600% per annum minus LIBOR, subject to a minimum rate of 0.000% per annum and a maximum rate equal to 7.600% per annum.
(5) The Class I-F2 Certificates will bear interest at a pass-through rate equal to approximately 1.714% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to approximately 0.600% per annum plus LIBOR, subject to a minimum rate of approximately 0.600% per annum and a maximum rate equal to approximately 7.500% per annum.
(6) The Class I-S2 Certificates will bear interest on a notional balance equal to the Class I-A-2 current principal balance at a pass-through rate equal to approximately 5.786% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to approximately 6.900% per annum minus LIBOR, subject to a minimum rate of 0.000% per annum and a maximum rate equal to 6.900% per annum.
(7) The Class I-I1 Certificates will bear interest on a notional balance equal to the current principal balance of the Group I Mortgage Loans at a pass-through rate equal to approximately 0.784% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to the greater of (i) the excess of (a) the weighted average of the Net Rates of each Group I Mortgage Loan over (b) the weighted average of the Pass-Through Rates of the Group I Certificates (other than the Class I-I1 Certificates) and (ii) 0.000%.
(8) The Class I-I2 Certificates will bear interest on a notional balance equal to the current principal balance of the Class I-B1, Class I-B2 and Class I-B3 Certificates at a pass-through rate equal to approximately 2.824% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to the weighted average pass-through rates of the Group I-1 Senior Certificates and the Group I-2 Senior Certificates less 5.00% per annum.
(9) The Class I-B4, I-B5 and I-B6 Certificates will bear interest at a pass-through rate equal to approximately 7.818% per annum for the first Distribution Date, and thereafter at an adjustable pass-through rate equal to the weighted average pass-through rates of the Group I-1 Senior Certificates and the Group I-2 Senior Certificates.
(10) The Group II Certificates will bear interest at a pass-through rate equal to approximately 5.543% per annum for the first Distribution Date, and thereafter at an adjustable rate equal to the weighted average of the Net Rates of the Group II Mortgage Loans.
(11) The Group II Collateral Type consists of multiple types of ARM indices and frequencies of adjustment. Approximately 83% of the Group II Mortgage Loans adjust either monthly, semi-annually or annually based upon the 11th District COFI or 1 Yr. CMT indexes.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Underlying Servicing:	The Mortgage Loans are serviced by 21 underlying servicers (the "Underlying Servicers"). The Underlying Servicers who service more than 5% of the mortgage pool are: Alliance Mortgage Company (approximately 33%), HomeComing Financial (approximately 14%), EMC Mortgage Corporation (approximately 12%), ABN-AMRO Mortgage Group, Inc. (approximately 10%), Washington Mutual Bank, F.A. (8%) and Wells Fargo Home Mortgage (approximately 6%). Approximately 19% of the loans were purchased out of transactions where the master servicer continues to master service the pool (each, a "Submaster Servicer"). The Submaster Servicers are: Impac Funding Corporation (approximately 16%) and Universal Master Servicing (as successor to Wachovia Mortgage Company) (approximately 3%).
Master Servicer:	Wells Fargo Bank Minnesota, N.A.
Trustee/Paying Agent:	Deutsche Bank National Trust Company
Cut-off Date:	June 1, 2003
Closing Date:	June 30, 2003
Rating Agencies:	Standard & Poor's, a division of The McGraw-Hill Companies, Inc. and Moody's Investor's Service, Inc.
Legal Structure:	REMIC
Optional Call:	1% cleanup call for Group I and 5% cleanup call for Group II
Cross-Collateralization:	The Group I and Group II Certificates are not cross-collateralized except for certain Special Hazard Losses in limited circumstances as further described in the Prospectus Supplement.
Distribution Date:	25th of each month or next business day, commencing July 25, 2003
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.

ERISA: The Senior Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA: The investment grade Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicers, other than Universal, are obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property. Universal is obligated to advance delinquent mortgagor payments through the date of foreclosure on the related mortgaged property. In each case, the Underlying Servicers are only obligated to make advances to the extent they are deemed recoverable.

Compensating Interest: The Underlying Servicers are required to cover interest shortfalls as a result of full prepayments only to the extent of its applicable aggregate servicing fee. The Underlying Servicers will each receive a servicing fee equal to 0.25% - 1.375% of the outstanding principal balance of the Mortgage Loans. The weighted average servicing fee is equal to 0.32% for the Group I Mortgage Loans and 0.42% for the Group II Mortgage Loans.

Collateral Description: As of May 31, 2003, the mortgage pool consisted of approximately $174.4 million of seasoned first-lien residential fixed rate and ARM Mortgage Loans. All of the Mortgage Loans were originally included in pools of Mortgage Loans securitized by various issuers. EMC acquired the Mortgage Loans following termination of the underlying trusts as follows:

Deals	Approximate % of Group I	Approximate % of Group II
Hanover Capital , Series 1998-B	16%	0%
Resolution Trust Corporation, Series 1991-6	0%	0%
Resolution Trust Corporation, Series 1991-11	12%	0%
Resolution Trust Corporation, Series 1992-5	0%	1%
Resolution Trust Corporation, Series 1992-18P	5%	36%
Resolution Trust Corporation, Series 1993-1P	2%	9%
Resolution Trust Corporation, Series 1993-2P	3%	26%
Resolution Trust Corporation, Series 1994-1	14%	3%
Bear Stearns Mortgage Securities, Inc., Series 1993-4	4%	0%
Bear Stearns Mortgage Securities, Inc., Series 1993-7	0%	0%
Bear Stearns Mortgage Securities, Inc., Series 1993-11	2%	1%
Bear Stearns Mortgage Securities, Inc., Series 1994-1	1%	24%
Bear Stearns Mortgage Securities, Inc., Series 1996-4	12%	0%
Bear Stearns Mortgage Securities, Inc., Series 1996-9	9%	0%
Bear Stearns Mortgage Capital Corporation, CSTRS, Series 1989-A	1%	0%
Bear Stearns Mortgage Capital Corporation, CSTRS, Series 1990-A	0%	0%
Headlands Mortgage Company, Series 1997-1, 1997-2 and 1997-4	8%	0%
Mellon Residential Funding Corporation, Series 1998-1	11%	0%

The Mortgage Loans have been segregated into two separate groups as follows:

Group I – All of the Group I Mortgage Loans are fixed rate Mortgage Loans. The Group I Mortgage Loans have been further segregated into two sub-groups, Group I-1 Mortgage Loans which are loans with a current principal balance of $150, 000 or less and Group I-2 Mortgage Loans which are loans with a current principal balance greater than $150,000.

Group II – All of the Group 2 Mortgage Loans are adjustable rate Mortgage Loans

Below is a further summary of the collateral characteristics of the Mortgage Loans by each Mortgage Loan group (information as of May 31, 2003):

MLG	*% of Group*	*Gross WAC*	*Net WAC*	*WAM (mos.)*	*Age (mos.)*	*Gross Margin*	*Net Margin*	*Period Cap*	*Max Rate*
I-1	63.7%	9.072%	8.745%	176	159	na	na	na	na
I-2	36.3%	8.126%	7.813%	244	93	na	na	na	na
Group I Total:	100.0%	8.728%	8.406%	201	135	na	na	na	na
Group II Total:	100.0%	5.959%	5.543%	159	200	2.583%	2.167%	1.731%	14.273%

Group I Mortgage Loans:

The Group I Mortgage Loans have the following additional characteristics:

Number of Mortgage Loans:		2,798
Aggregate Scheduled Principal Balance:		$131,709,507
Average Scheduled Principal Balance:		$47,073
Weighted Average FICO Score:		690
Weighted Average Current UPB to Orig. Value:		61%
Weighted Average BPO CLTV:		55%
Top 3 Locations of Mortgage Properties:	CA -	26%
	FL -	14%
	TX -	9%

Approximately 6% and 2% of the Group I Mortgage Loans were 30-59 days and 60-89 days delinquent as of May 31, 2003, respectively. In addition, approximately 8% of the Group I Mortgage Loans have been 1x30 days delinquent in the past 12-months and 13% have been greater than 1x30 days delinquent in the past 12 months.

Group II Mortgage Loans:

Approximately 83% of the Group II Mortgage Loans adjust either monthly, semi-annually or annually based upon the 11th District COFI (43%) or 1-Yr CMT (40%) indexes. In addition, certain of the Group II Mortgage Loans provide for negative amortization.

The Group II Mortgage Loans have the following additional characteristics:

Number of Mortgage Loans:		721
Aggregate Scheduled Principal Balance:		$42,656,438
Average Scheduled Principal Balance:		$59,163
Weighted Average FICO Score:		705
Weighted Average Current UPB to Orig. Value:		53%
Weighted Average BPO CLTV:		35%
Top 3 Locations of Mortgage Properties:	CA -	57%
	TX -	12%
	FL -	6%

Approximately 4% and 1% of the Group II Mortgage Loans were 30-59 days and 60-89 days delinquent as of May 31, 2003, respectively. In addition, approximately 11% of the Group II Mortgage Loans have been 1x30 days delinquent in the past 12-months and 19% have been greater than 1x30 days delinquent in the past 12 months.

Underwriting Standards: Substantially all of the Mortgage Loans were originated or acquired by various institutions prior to or in 1998; therefore, no underwriting standards are available or will be disclosed. However, the weighted average seasoning of the Mortgage Loans is approximately 151 months.

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class I-B Certificates are cross-collateralized and provide credit enhancement for the Class I-F1 Certificates, the Class I-F2 Certificates and Class I-PO Certificates. The Class II-B Certificates will provide credit enhancement for the Class II-A1 Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Group I Available Funds:

1. From Group I-1 Available Funds: Payment of interest to the holders of the Class I-F1 Certificates and Class I-S1 Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);

2. From Group I-2 Available Funds: Payment of interest to the holders of the Class I-F2 Certificates and Class I-S2 Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);

3. Payment of interest to the holders of the Class I-I1 Certificates and Class I-I2 Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);

4. Payment of principal to the holders of the Class I-F1 Certificates and the Class I-F2 Certificates in an amount equal to the Group I-1 and Group I-2 Senior Optimal Principal Amounts, respectively;

5. Payment of principal to the holders of the Class I-PO Certificates in an aggregate amount equal to sum of the principal collections on each Group I-1 Mortgage Loan having a net rate of less than 8.000% and on each Group I-2 Mortgage Loan having a net rate of less than 7.5000% multiplied by the percentage of each such Mortgage Loan that are represented by the Class I-PO Certificates; and

6. Payment of interest and principal sequentially to the holders of the Class I-B Certificates in order of their numerical class designations, beginning with the Class I-B1, so each Subordinate Class shall receive (a) it's respective Pass-Through Rate (as described on the cover page hereof), and (b) such class' Allocable Share of the Group I Subordinate Optimal Principal Amount.

Group II Available Funds:

1. Payment of interest to the holders of the Class II-A1 Certificates in an amount equal to the weighted average Net Mortgage Rate of the Group II Mortgage Loans (the Pass-Through Rate) (as described on the cover page hereof);

2. Payment of principal to the holders of the Class II-A1 Certificates in an amount equal to the Group II Senior Optimal Principal Amount; and

3. Payment of interest and principal sequentially to the holders of the Class II-B Certificates in order of their numerical class designations, beginning with the Class II-B1, so each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Group II Mortgage Loans, and (b) such class' Allocable Share of the Group II Subordinate Optimal Principal Amount.

Shifting Interest:

Group I Certificates:

The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the Group I Mortgage Loans until June 2008. The Group I Senior Prepayment Percentage can be reduced to the Group I Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Group I Subordinate Percentage over the next five years provided that (i) the principal balance of the Group I Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Group I Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Group I Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Group II Certificates:

The Group II Senior Certificates will be entitled to receive 100% of the prepayments on the Group II Mortgage Loans until June, 2010. The Group II Senior Prepayment Percentage can be reduced to the Group II Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Group II Subordinate Percentage over the next five years provided that (i) the principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Group II Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Group II Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Group II Subordinate Percentage is equal to two times the initial Group II Subordinate Percentage and (i) the principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Group II Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Group II Mortgage Loans do not exceed a) on or prior to July 2006 20% or b) after July 2006 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the Group II Subordinate Prepayment Percentage can be allocated to the Group II Subordinate Classes.

Allocation of Losses:

Group I Mortgage Loans:

Realized Losses on the Group I Mortgage Loans will be allocated to the most junior class of Class I-B Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each of the Class I-B Certificates has been reduced to zero. Thereafter, Realized Losses on the Group I-1 Mortgage Loans will be allocated to the Class I-A-1 Certificates and realized losses on the Group I-2 Mortgage Loans will be allocated to the Class I-A-2 Certificates.

A portion of losses on each Group I-1 Mortgage Loan having a net rate of less than 8.000% and on each Group I-2 Mortgage Loan having a net rate of less than 7.500% that are allocated to the Class I-A Certificates will be allocated first to the Class I-PO Certificates in an amount based on the percentage of each such Mortgage Loan represented by the Class I-PO Certificates. The remainder of such losses will be allocated as described above.

Group II Mortgage Loans:

Realized Losses on the Group II Mortgage Loans will be allocated to the most junior class of Class II-B Certificates outstanding beginning with the Class II-B-6 Certificates, until the Certificate Principal Balance of each of the Class II-B Certificates has been reduced to zero. Thereafter, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A-1 Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

KSAMI-03CL1

KSAMI-03CL1 Class F1 (F1) Floater <P>

Orig Bal 79,343,315 Fac 1.00000 Coup 1.514 Mat / / Wac- 0.000(0.000) WAM- / (-22842)/ 0

1.0000 x 1-mo LIBOR + 0.4000 Cap 8.0000 @ 7.6000 Floor 0.4000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price 99.776120 Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Jun-2003 **Curve Type:** Treas Act **Curve Date:** 26-Jun-2003 Tranche: F1 (F1)

1M_LIB	20% CPP	30% CPP	40% CPP	prepay losses
1.11375% Cpn: 1.51375%	1.59	1.62	1.66	Yield
2.11375% Cpn: 2.51375%	2.58	2.60	2.62	Yield
3.11375% Cpn: 3.51375%	3.57	3.58	3.59	Yield
4.11375% Cpn: 4.51375%	4.56	4.56	4.57	Yield
7.60000% Cpn: 8%	8.05	8.02	7.98	Yield